Exhibit 99.1

CORPORATE RELEASE	12 March 2020

Manchester United PLC Board of Directors Announces

Share Repurchase Program

MANCHESTER, England – 12 March 2020 – Manchester United (NYSE: MANU) announced today that its Board of Directors has authorized a share repurchase program for up to $35 million of its Class A ordinary shares, effective immediately. Pursuant to the share repurchase program, purchases of Class A ordinary shares may be made in the open market, in privately negotiated transactions or otherwise. The Company may, from time to time, enter into Rule 10b5-1 plans to facilitate purchases of Class A ordinary shares pursuant to this authorization.

The timing of any purchases pursuant to the share repurchase program will be dependent upon market conditions and other corporate considerations. The share repurchase program does not obligate the Company to acquire any particular amount of Class A ordinary shares and may be modified, extended or terminated by the Board of Directors at any time. The Company will not purchase any shares from members of the Glazer family as part of this program.

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About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 142-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2019, as filed with the Securities and Exchange Commission on 24 September 2019 (File No. 001-35627).